FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	October	2012
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry 10 Jam World Tour for Enterprise Developers Coming to 11 Cities Around the World	2

Document 1

October 19th, 2012

FOR IMMEDIATE RELEASE

BlackBerry 10 Jam World Tour for Enterprise Developers Coming to 11 Cities Around the World

Waterloo, ON – October 19, 2012 – Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today announced the BlackBerry® 10 Jam World Tour for enterprise developers, which will initially roll out to 11 cities around the world beginning October 23 in Toronto, Canada and London, UK. The tour is designed to help developers in organizations create applications on the BlackBerry 10 platform that can securely access and leverage behind-the-firewall data within their organizations.

According to a recent survey conducted by Appcelerator and IDC, enterprise developers planning to develop a mobile business application soared from 29 percent in the fourth quarter of 2010 to 43 percent in the second quarter of 2012.*

The series of day-long events organized for BlackBerry 10 Jam World Tour – Enterprise Edition will feature seminars and workshops geared towards specifically addressing the unique demands faced by enterprise developers, including how to provide employees with easy and secure access to company intranets, workflow systems, databases, and other confidential in-house data. They will learn how the wide range of developer tools for BlackBerry® 10,  including HTML5 with BlackBerry® WebWorks™ and the BlackBerry® Native Development Kit (C++) with BlackBerry Cascades™,  inherently provide mobile applications with the necessary security and connectivity needed for use within an enterprise. The BlackBerry 10 developer tools enable enterprise applications to be developed in just weeks, instead of months, and with user friendly interfaces.

Afternoon workshops will provide participants with the opportunity to work with BlackBerry experts and begin developing or porting behind-the-firewall mobile applications for their organizations.

“We’re committed to ensuring our customers have enterprise application solutions that allow their organizations to achieve the productivity potential offered by mobility today, and tomorrow,” said Derek Peper, Vice President, Enterprise Partnerships for RIM. “BlackBerry is designed to provide a behind-the-firewall solution that empowers businesses and government agencies to solve issues with access to essential data in real time. Developers can leverage common development tools to easily create mobile applications without having to worry about building and testing a security and connectivity layer.”

Tour cities and dates:
Toronto, Canada – October 23
London, UK – October 23
Ottawa, Canada – October 25
Amsterdam, Netherlands – November 1
Frankfurt, Germany – November 6
São Paulo, Brazil – November 6
Washington, DC – November 8
New York, NY – November 13
Madrid, Spain – November 15
Mexico City, Mexico – November 16
Chicago, IL – November 28

For more information or to register for BlackBerry® 10 Jam World Tour – Enterprise Edition please visit: http://www.blackberryjamenterprise.com/

* Source: Appcelerator / IDC 1Q 2012 Mobile Developer Survey

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Contacts:
Gene Nakonechny                                                                Morgan Evans
Research In Motion                                                             Research In Motion
+1-519-597-5018                                                                    +44 (0) 17 5366 7175
gnakonechny@rim.com                                                      moevans@rim.com

Investor Contact:
RIM Investor Relations
+1-519-888-7465
investor_relations@rim.com

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	October 19, 2012	By:	/s/Edel Ebbs
(Signature)
Edel Ebbs Executive Vice President, Executive Operations & Corporate Strategy, Office of the CEO